Exhibit 4.1

AMENDMENT TO

ProtoKinetix, Incorporated

Amended 2017 Stock Option and Stock Bonus PLAN

Section 5(a) of the Plan is hereby amended as follows:

Section 5. Stock Reserved.

(a)                The stock subject to Awards hereunder shall be shares of Common Stock. Such shares, in whole or in part, may be authorized but unissued shares or shares that shall have been or that may be reacquired by the Corporation. The aggregate number of shares of Common Stock that may be issued under the Plan is 89,700,000, subject to adjustment as provided in Section 8(i) hereof. No adjustment shall decrease the number of shares issuable pursuant to the Plan below the number of shares of Common Stock that have been issued pursuant to the Plan plus the number of shares of Common Stock underlying outstanding awards.